SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC

Commencement of Third Tranche of share buyback programme for US$ 500 million

Prudential plc (the "Company"; HKEX: 2378; LSE: PRU) announces that it will commence the third and final tranche ("Third Tranche") of its US$ 2 billion share buyback programme ("Programme") for US$ 500 million. This follows the successful completion of the first tranche of the Programme on 15 November 2024 for US$ 700 million and the second tranche on 26 June 2025 for US$ 800 million.

The purpose of the Programme is to reduce the issued share capital of the Company in order to return capital to shareholders. The Directors consider the Third Tranche and the Programme to be in the best interests of the Company and of its shareholders.

The Programme is in addition to other share buybacks that may be undertaken in the future in order to offset the actual or expected dilution from the vesting of awards under employee and agent share schemes and the issuance of ordinary shares under the scrip dividend alternative announced on 20 March 2025 in respect of the 2024 second interim dividend and any scrip dividend alternative for future dividends (if offered).

Detailed terms of the Third Tranche

The Company has entered into an arrangement with Merrill Lynch International ("MLI") (acting as riskless principal) to conduct the buyback in respect of the Third Tranche on its behalf and to make trading decisions in respect of the Third Tranche independently of the Company.

The arrangement with MLI enables the purchase of ordinary shares in the issued share capital of the Company ("Ordinary Shares") for a period from 1 July 2025, and will complete no later than 24 December 2025. The aggregate maximum pecuniary amount allocated to the Third Tranche is US$ 500 million (exclusive of associated fees, expenses and stamp duty) (equivalent to GBP 365 million and HKD 3,925 million, in each case based on the closing exchange rate between US$ and GBP and US$ and HKD as of 30 June 2025 GMT) representing an amount equal to the aggregate value of approximately 1.54% of the Company's issued share capital at the closing share price on 30 June 2025.

MLI may effect purchases of Ordinary Shares under the Third Tranche on the London Stock Exchange and/or other trading venues1 for subsequent purchase by the Company. Purchases by the Company will be treated as being made on the London Stock Exchange. The Company intends that any Ordinary Shares purchased will be cancelled.

The Third Tranche will be conducted in accordance with the authority granted by shareholders at the Company's 2025 Annual General Meeting. The maximum number of Ordinary Shares which may be purchased by the Company under the Third Tranche is 150,000,000. The Third Tranche will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019), the Commission Delegated Regulation 2016/1052/EU (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019) and in accordance with Chapter 9 of the UK Listing Rules, the Hong Kong Listing Rules and the Hong Kong Code on Share Buy-backs. No purchase of Ordinary Shares will be conducted on the Hong Kong Stock Exchange. No purchases will be made in respect of the Company's American Depositary Receipts.

The Company will make further announcements in due course following any purchase of Ordinary Shares. There is no guarantee that the Third Tranche will be implemented in full or that any Ordinary Shares will be purchased by the Company.

Update on capital management

The Third Tranche announced today constitutes the final tranche in respect of the Programme and will complete the US$ 2 billion return of capital to our shareholders.  As previously announced, the Company intends to provide a further update on its capital management plan in August 2025 when it publishes its half year results for the six months ended 30 June 2025.

1 Specifically Aquis Exchange Europe, Cboe Europe Limited through the BXE and CXE order books, and any multilateral trading facility operated by Turquoise Global Holdings Limited, each being a trading venue (as defined in the Market Abuse Regulation) in the United Kingdom where the Ordinary Shares are admitted to trading or traded

Additional information

Contact

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Ming Hau	+44 (0) 20 3977 9293
		Bosco Cheung	+825 2918 5499
		Tianjiao Yu	+852 2918 5487

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 July 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edward

Sylvia Edward
Deputy Group Secretary